As filed with the Securities and Exchange Commission on January 3, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KNOLL, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-3873847
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1235 Water Street

East Greenville, Pennsylvania 18041

(215) 679-7991

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Patrick A. Milberger, Esq.

Senior Vice President, General Counsel and Secretary

Knoll, Inc.

1235 Water Street

East Greenville, Pennsylvania 18041

(215) 679-7991

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

Approximate date of commencement of proposed sale to the public:    From time to time or at one time after the effective date of the Registration Statement.

If the only securities being registered on this form are being offered pursuant to distribution or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with distribution or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this form is a post effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common Stock, par value $0.01 per share.	15,000,000	$17.08	$256,200,000	$27,413.40

(1)	This registration statement covers shares of common stock of Knoll, Inc. that may be offered and sold from time to time by the selling stockholders.
(2)	Includes an undetermined number of additional shares of common stock as may from time to time be issued by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act of 1933, as amended.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low reported sales price per share of our common stock on December 30, 2005 as reported on the New York Stock Exchange. The offering price per share will be determined from time to time by the selling stockholders in connection with the sale of the common stock registered hereunder.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 3, 2006

PROSPECTUS

15,000,000 Shares

Knoll, Inc.

Common Stock

The shares of common stock of Knoll, Inc. covered by this prospectus may be offered and sold to the public by the selling stockholders, from time to time, in one or more offerings. We will not receive any of the proceeds from such sales.

This prospectus provides you with a general description of the shares that may be offered under this prospectus. Each time a selling stockholder offers to sell shares pursuant to this prospectus, the selling stockholder will provide a prospectus supplement that will contain specific information about the terms of that offering. You should carefully read this prospectus and any applicable prospectus supplement before you decide to invest in these securities.

Our common stock is listed on the New York Stock Exchange under the symbol “KNL.” On December 30, 2005, the reported last sale price of our common stock was $17.11 per share.

Before buying any shares, you should carefully consider the risk factors described under the heading “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, the selling stockholders may from time to time offer and sell up to 15,000,000 shares of our common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the shares that the selling stockholders may offer hereunder. Each time the selling stockholders use this prospectus to offer shares of common stock, the selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, including without limitation, adding additional selling stockholders. You should read both this prospectus and any prospectus supplement, together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation by Reference”.

References in this prospectus to “we,” “us,” “our,” or the “Company” refer to Knoll, Inc.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

i

SUMMARY

About Knoll, Inc.

We are a leading designer and manufacturer of branded office furniture products and textiles. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of approximately 300 professionals and a broad network of approximately 275 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 40 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in recently introduced, award winning products, including the innovative LIFE™ chair and AutoStrada™ office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve superior financial performance and have positioned us for profitable growth.

We offer a comprehensive and expanding portfolio of high quality office furniture and textiles across five product categories. Historically, we have derived most of our revenues from office systems, which are modular workspaces with integrated panels, work surfaces, storage and lighting, and from specialty products, including our KnollStudio® collection of signature design classics furnishings, KnollTextiles™, Spinneybeck® leather and KnollExtra® accessories. However, in recent years, we have significantly expanded our product offerings in seating and files and storage. Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries. We have an over $6 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Our principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041. Our telephone number is (215) 679-7991. We were incorporated in 1995 under Delaware law. Our website is located at http://www.knoll.com. The information on our website is not a part of this prospectus.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

Our Strategy

We pursue profitable growth by working closely with clients, architects, designers and dealers to identify areas of opportunity, while maintaining and enhancing our brand image and reputation for design and quality. We will seek to drive gains in market share, revenues and profitability by pursuing the following initiatives:

•	build on our strength in office systems;

•	expand our market opportunity in seating, storage and casegoods;

•	capture a greater share of our dealer network’s sales;

•	grow our high margin specialty businesses through expanded distribution and new product introductions; and

•	improve our margins through our continuous improvement program and global sourcing initiatives.

Our Principal Stockholder

Our principal stockholder is Warburg, Pincus Ventures, L.P. As of December 31, 2005, Warburg Pincus and its affiliates beneficially owned approximately 57.1% of our outstanding common stock.

The Offering

Under this prospectus, the selling stockholders may, from time to time, sell up to 15,000,000 shares of our common stock in one or more offerings.  See “Plan of Distribution” below.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference in this prospectus, before making your decision to invest in shares of our common stock.

Risks Related to Our Business

Our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment.

Our sales are significantly impacted by the level of corporate spending primarily in North America, which, in turn, is a function of the general economic environment. In a recessionary economy, service-sector employment, corporate cash flows and non-residential commercial construction decrease, which typically leads to a decrease in demand for office furniture. For example, from 2001 to 2003, our industry experienced a sales decline of more than 36% as the economy suffered significant reductions in corporate profitability, business confidence, service-sector employment and commercial real estate occupancy rates. In addition, a recessionary economy may also result in saturation of the market by “just new” used office systems, leading to a decrease in demand. Sales of office systems, which have historically accounted for more than half of our revenues, represent longer term and higher cost investments for our clients. As a result, sales of office systems are more severely impacted by decreases in corporate spending than sales of seating, files and storage and casegoods, and demand for office systems typically takes longer to respond to an economic recovery. From 2001 to 2003, industry-wide shipments in the office systems category declined by more than 47% due to the deferral of infrastructure investments by our clients and a saturation of the market by “just new” used office systems created by the increase in vacated office space. Due to a combination of these factors, we experienced a significant decrease in sales and operating profits during the recent economic recession.

Geopolitical uncertainties, terrorist attacks, acts of war, natural disasters, increases in energy and other costs or combinations of such and other factors that are outside of our control could at any time have a significant effect on the North American economy, and, therefore, our business. The occurrence of any of these or similar events in the future could result in downward pressure on the economy, which we would expect to cause demand for our products to decline and competitive pricing pressures to increase.

We may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins. Our competitors may develop new product designs that give them an advantage over us in making future sales.

Office furniture companies compete on the basis of, among other things, price and product design. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during an industry downturn. This price competition impacts our ability to implement price increases or, in some cases, such as during an industry downturn, maintain prices, which could lower our profit margins. Additionally, our competitors may develop new product designs that achieve a high level of customer acceptance, which could give them a competitive advantage over us in making future sales.

Our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with workplace trends, such as changes in workplace design and increases in the use of technology, and with evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and for product performance, we must periodically introduce new products. The introduction of new products requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more, and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than originally anticipated by us. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline.

We may not be able to manage our business effectively if we are unable to retain our experienced management team or recruit other key personnel.

The success of our operations is highly dependent upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of qualified executives in the industry in which we compete. We rely substantially upon the services of Andrew B. Cogan, our Chief Executive Officer, and Kathleen G. Bradley, our President and Chief Executive Officer – Knoll, North America. The loss of the services of either of these individuals or other key members of our management team could seriously harm our efforts to successfully implement our business strategy. While we currently maintain key person life insurance policies with respect to Mr. Cogan and Ms. Bradley, this insurance may not be sufficient to compensate us for any harm to our business resulting from loss of their services. The inability to attract and retain other talented personnel could also affect our ability to successfully implement our business strategy.

We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.

We require substantial amounts of raw materials, which we purchase from outside sources. Raw materials comprised our single largest total cost for the year ended December 31, 2004 and the nine months ended September 30, 2005. Steel, plastics and wood related materials are the main raw materials used in the manufacture of our products. The prices of plastics are sensitive to the cost of oil, which is used in the manufacture of plastics, and have increased significantly during 2005. To date, we have been successful in largely offsetting these recent price changes in raw materials through our global sourcing initiatives, primarily from China, Taiwan, Italy and Germany, our continuous improvement programs and price increases to our products. However, if the prices of certain raw materials continue to increase, we may be unable to continue to offset any further increased costs through our global sourcing initiatives and continuous improvement programs. Our raw materials costs for key commodities have increased by approximately $10 million during the first nine months of 2005. The prices and availability of raw materials may in the future be subject to change or curtailment due to, among other things, the supply of, and demand for, such raw materials, changes in laws or regulations, including duties and tariffs, suppliers’ allocations to other purchasers, interruptions in production by raw materials or component parts suppliers, changes in exchange rates and worldwide price levels. Future changes in the price for, or supply of, these raw materials and components could increase our cost of goods sold and reduce our profits and margins.

In addition, contracts with most of our suppliers are short-term contracts. These suppliers may not continue to provide raw materials and components to us at attractive prices, or, at all, and we may not be able to obtain the raw materials we need in the future from these or other providers on the scale and within the time frames we require. Moreover, we do not carry significant inventories of raw materials, components or finished goods that could mitigate an interruption or delay in the availability of raw materials and components. Any failure to obtain raw materials and components on a timely basis, or any significant delays or interruptions in the supply of raw materials, could prevent us from being able to manufacture products ordered by our clients in a timely fashion, which could have a negative impact on our reputation and our dealership network, and could cause our sales to decline.

We are affected by the cost of energy, and increases in energy prices could reduce our margins and profits.

The profitability of our operations is sensitive to the cost of energy through our transportation costs, the costs of petroleum-based materials, like plastics, and the costs of operating our manufacturing facilities. As a result of recent energy price increases, during the first nine months of 2005 our transportation costs increased by $2.9 million and our petroleum-based material costs increased by $1.0 million, in each case, over the comparable period during 2004. Although we have been successful in countering these recent energy price increases, primarily through our global sourcing initiatives and continuous improvement programs, we may not be able to continue to offset such costs at current price levels, or if energy prices further increase. If the price of petroleum-based products, the cost of operating our manufacturing facilities and our transportation costs continue to increase it could have a negative impact on our gross margins and profitability.

We rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our business, financial condition and results of operations.

We rely on a network of independent dealers for the joint marketing of our products to small and mid-sized accounts, and to assist us in the marketing of our products to large accounts. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our clients. Our dealers operate, generally, under one-year, non-exclusive agreements. There is nothing to prevent our dealers from terminating their relationships with us. In addition, individual dealers may not continue to be viable and profitable. If dealers go out of business or are restructured, we may suffer losses because they may not be able to pay us for furniture previously delivered to them. The loss of a dealer relationship could also negatively affect our ability to maintain market share in the affected geographic market and to compete for and service clients in that market until a new dealer relationship is established. The loss or termination of a significant number of dealer relationships could cause difficulties for us in marketing and distributing our products, resulting in a decline in our sales.

One of our largest clients currently is the U.S. government, which is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms; any of these factors could curtail current or future business with the U.S. government.

For the year ended December 31, 2004, we derived approximately 11% of our revenue from sales to over 60 agencies and departments within the U.S. government. Our ability to compete successfully for and retain business with the U.S. government is highly dependent on cost-effective performance. Until recently, federal procurement laws required government agencies to purchase furniture products from Federal Prison Industries, Incorporated. If these or similar laws would be re-instituted, it would make it more difficult for us to sell our furniture to agencies and departments of the U.S. government. Our government business is also sensitive to changes in national and international priorities and U.S. government budgets.

The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders. Furthermore, if we were found to have committed fraud or a criminal offense in connection with any government contract, we could be suspended or debarred from all further government contracting.

We are highly leveraged, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.

At October 3, 2005, we had total consolidated outstanding debt of approximately $344.5 million, which consisted of $250.0 million under our fully-drawn term loan facility, $92.0 million under our revolving credit facility, $0.7 million under local credit facilities maintained by our foreign subsidiaries and $1.8 million outstanding under our European line of credit. We also had $4.7 million outstanding under letters of credit. As of October 3, 2005, the total remaining credit available to us under our credit facility and those of our foreign subsidiaries was $113.8 million. Assuming we borrowed the maximum available to us under our credit facility and those of our foreign subsidiaries as of October 3, 2005, we would have had total consolidated outstanding debt of approximately $462 million. The high level of our indebtedness could have important consequences to holders of our common stock, given that:

•	a substantial portion of our cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited by the terms of our credit facility; and

•	the terms of our credit facility also impose other operating and financial restrictions on us, which could limit our flexibility in reacting to changes in our industry or in economic conditions generally.

Our credit facility prevents us from incurring any additional indebtedness other than (i) borrowings under our revolving credit facility; (ii) certain types of indebtedness that may be incurred subject to aggregate dollar limitations identified in the credit facility, including, without limitation, purchase money indebtedness and capital lease obligations not to exceed $30.0 million in the aggregate and unsecured indebtedness not to exceed $50.0 million in the aggregate, and (iii) other types of indebtedness that are not limited to specific dollar limitations, such as indebtedness incurred in the ordinary course of business and unsecured, subordinated indebtedness. The aggregate amount of indebtedness that we may incur pursuant to these exceptions is further limited by the financial covenants in our credit facility and, therefore, will depend on our future results of operations and cannot be determined at this time. Furthermore, although we may incur unlimited amounts of certain types of indebtedness, subject to compliance with these financial covenants, the amount of indebtedness that we may actually be able to incur will depend on the terms on which such types of debt financing are available to us, if available at all.

As a result of the foregoing, we may be prevented from engaging in transactions that might further our growth strategy or otherwise be considered beneficial to us. A breach of any of the covenants in our credit facility could result in a default thereunder. If payments to the lenders under our credit facility were to be accelerated, our assets could be insufficient to repay in full our indebtedness under our credit facility and our other liabilities. Any such acceleration could also result in a foreclosure on all or substantially all of our subsidiaries’ assets, which would have a negative impact on the value of our common stock and jeopardize our ability to continue as a going concern.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling and new product development. To the extent that our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

An inability to protect our intellectual property could have a significant impact on our business.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States. In some parts of the world, we have limited protections, if any, for our intellectual property. Our ability to compete effectively with our competitors depends, to a significant extent, on our ability to maintain the proprietary nature of our intellectual property. The degree of protection offered by the claims of the various patents, trademarks and service marks may not be broad enough to provide significant proprietary protection or competitive advantages to us, and patents, trademarks or service marks may not be issued on our pending or contemplated applications. In addition, not all of our products are covered by patents. It is also possible that our patents, trademarks and service marks may be challenged, invalidated, cancelled, narrowed or circumvented.

In the past, certain of our products have been copied and sold by others. We try to enforce our intellectual property rights, but we have to make choices about where and how we pursue enforcement and where we seek and maintain patent protection. In many cases, the cost of enforcing our rights is substantial, and we may determine that the costs of enforcement outweigh the potential benefits. If we are unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitors may be able to sell copies of our products, which could adversely affect our ability to sell our original products and could also result in competitive pricing pressures.

If third parties claim that we infringe upon their intellectual property rights, we may incur liability and costs and may have to redesign or discontinue an infringing product.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may also have filed for patent protection which is not, at the time of our evaluation, a matter of public knowledge. Our efforts to identify and avoid infringing third parties’ intellectual property rights may not be successful. Any claims of patent or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

We could be required to incur substantial costs to comply with environmental requirements. Violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change our business practices.

Our past and present ownership and operation of manufacturing plants are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, for remediation costs associated with waste disposal sites previously used by us. In general, CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several, resulting in one party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

We are subject to potential labor disruptions, which could have a significant impact on our business.

Certain of our employees located in Grand Rapids, Michigan and Italy are represented by unions. The collective bargaining agreement for our Grand Rapids location has an initial term that expires on August 27, 2006, with evergreen one-year terms thereafter, but may be terminated by either party on August 27, 2006 and anniversaries thereof with 60 days’ notice. While we have good relations with our Grand Rapids associates and the union, we may be unsuccessful in negotiating and agreeing upon a new collective bargaining agreement at that time if the current collective bargaining agreement is terminated. We have also had sporadic, to date unsuccessful, attempts to unionize our other North American manufacturing locations and have experienced a number of brief work stoppages in recent years at our facilities in Italy as a result of national and local issues. While we believe that we have good relations with our workforce, we may experience work stoppages or other labor problems in the future, and further unionization efforts may be successful. Any prolonged work stoppage could have an adverse effect on our reputation, our vendor relations and our dealership network. Moreover, because substantially all of our products are manufactured to order, we do not carry finished goods inventory that could mitigate the effects of a prolonged work stoppage.

Our insurance may not adequately insulate us from expenses for product defects.

We maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, but our insurance coverage does not extend to field visits to repair, retrofit or replace defective products, or to product recalls. As a result, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from product defects, particularly if we have a large number of defective products that we must repair, retrofit, replace or recall.

We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses.

We primarily sell our products and report our financial results in U.S. dollars, but we generate some of our revenues and pay some of our expenses in other currencies. Paying our expenses in other currencies can result in a significant increase or decrease in the amount of those expenses in U.S. dollar terms, which affects our profits. In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. For the nine months ended September 30, 2005, approximately 11.8% of our revenues and 35.9% of our cost of goods sold were denominated in currencies other than the U.S. dollar.

From time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions. We generally do not hedge our foreign currency exposure, and, to the extent that we determine not to do so in the future, we may be vulnerable to the effects of currency exchange rate fluctuations.

Risks Related to Our Common Stock

Our principal stockholder and its affiliates have significant influence on matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

As of December 31, 2005, our principal stockholder, Warburg Pincus, beneficially owned approximately 57.1% of our outstanding common stock. As a result of Warburg Pincus’ share ownership and representation on our board of directors, Warburg Pincus has significant influence on affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of Warburg Pincus may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. Accordingly, this concentration of ownership may have the effect of delaying or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Future sales of our common stock in the public market could lower our share price.

As of the date of this prospectus, approximately 20.6 million shares of our common stock (or approximately 39.4% of our total outstanding shares) are publicly traded, and approximately 29.9 million shares of our common stock (or approximately 57.1% of our total outstanding shares) are held by Warburg Pincus. Our remaining outstanding shares, as well as the shares held by Warburg Pincus, are restricted and may only be sold pursuant to an effective registration statement or a valid exemption from registration. We and our existing stockholders who hold restricted shares may sell additional shares of common stock into the public markets after the date of this prospectus. We may also issue convertible debt securities to raise capital in the future. If Warburg Pincus or any other selling stockholders elect to offer and sell shares covered by this prospectus, or we or any of our existing stockholders who hold restricted shares elect to sell additional shares of common stock into the public market after the date of this prospectus, the distribution of such shares could adversely affect the market price of our common stock.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus and its affiliates do not constitute an “interested stockholder.”

Upon any change in control, the lenders under our credit facility would have the right to require us to repay all of our outstanding obligations under the facility.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	our inability to raise additional capital;

•	conditions of the office furniture industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us or members of our management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the office furniture industry generally.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements and financial discussion and analysis contained in this prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to or affecting us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described on the previous pages; changes in the financial stability of our clients; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; and changes in business strategies and decisions. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and rules regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We did not declare or pay any cash dividends during the year ended December 31, 2003. We declared and paid cash dividends of $1.525 per share and $0.25 per share during the years ended December 31, 2004 and 2005, respectively. Our board of directors currently intends to declare and pay quarterly dividends of $0.10 per share on our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors. Our credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt obligations. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors.

SELLING STOCKHOLDERS

Each prospectus supplement for any offering of common stock by the selling stockholders pursuant to the registration statement to which this prospectus is a part will include the following information:

•	the number of shares of common stock then held by the selling stockholders;

•	the number of shares of common stock then being offered by the selling stockholders; and

•	the number of shares (and, if one percent or more, the percentage) of common stock owned by the selling stockholders after completion of the offering.

The following table sets forth certain information with respect to the common stock held by the selling stockholder listed below as of December 31, 2005. A prospectus supplement, which will be filed each time the selling stockholders use this prospectus to offer shares of common stock, may add additional selling stockholders who hold shares that were (i) initially offered when we became the successor in interest by merger to the business and operations of The Knoll Group, Inc. and related entities on February 29, 1996, (ii) initially offered in connection with option grants made by us pursuant to our 1996, 1997 or 1999 stock incentive plans or (iii) issued in respect of the foregoing in connection with stock splits and dividends on our common stock, and, in each case, whose identity has been omitted.

	Beneficial Ownership Prior to any Offering under this Prospectus				Beneficial Ownership After the Completion of the Offering(s) under this Prospectus(1)
Name	Shares	Percent (2)	Share Being Offered		Shares	Percent(2)
Warburg, Pincus Ventures, L.P.(3).	29,867,952	57.1%	15,000,000	(2)	14,867,952	28.4%

(1)	Assumes that Warburg, Pincus Ventures, L.P., or Warburg Pincus, sells the maximum number of shares registered under this prospectus.

(2)	The number and percentages of shares beneficially owned are calculated pursuant to Rule 13d-3 under the Exchange Act. Number and percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following December 31, 2005 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person. Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares outstanding for these purposes as of December 31, 2005 was 52,330,971 shares of common stock.

(3)	Includes 29,323,884 shares directly owned and 544,068 shares beneficially owned through Warburg Pincus & Co. The sole general partner of Warburg, Pincus is Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus. The members of Warburg Pincus LLC are substantially the same as the partners of Warburg Pincus & Co. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, NY 10017.

Relationship of Warburg, Pincus Ventures, L.P. and Knoll

Warburg, Pincus Ventures, L.P. is currently our largest stockholder. Jeffrey A. Harris, Sidney Lapidus, Kewsong Lee and Kevin Kruse, each members of our board of directors, are affiliated with Warburg, Pincus Ventures, L.P. and its general partner, Warburg Pincus & Co.

PLAN OF DISTRIBUTION

The selling stockholders may sell the securities from time to time as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In some cases, the selling stockholders or dealers acting with them or on their behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The securities the selling stockholders distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

The selling stockholders may solicit offers to purchase securities directly from the public from time to time. The selling stockholders may also designate agents from time to time to solicit offers to purchase securities from the public on their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions the selling stockholders may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933.

From time to time, the selling stockholders may sell securities to one or more dealers acting as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, may then resell those securities to the public.

The selling stockholders may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If the selling stockholders sell securities to underwriters, we and the selling stockholders may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation paid to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

The selling stockholders may authorize underwriters, dealers and agents to solicit from third parties offers to purchase securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions the selling stockholders may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us and the selling stockholders, to indemnification by us and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, us and our subsidiaries in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City. In this prospectus, the term “this offering” does not refer to any subsequent resales of securities in market-making transactions.

VALIDITY OF SECURITIES

The validity of our common stock offered by this prospectus from time to time will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Knoll, Inc. appearing in Knoll, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us or the selling stockholders and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits.

Our annual reports on Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Our website is located at http://www.knoll.com. The information on our website is not part of this or any other report we file with, or furnish to, the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION BY REFERENCE

We are incorporating by reference in this prospectus (and the registration statement to which this prospectus is a part) the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement of which this prospectus is a part and before the effective date of the registration statement or after the date of such initial registration statement until all of the securities offered under this prospectus are sold:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005;

•	Our proxy statement on Schedule 14-A filed on March 31, 2005;

•	Our current reports on Form 8-K filed on October 4, 2005 and December 7, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed on December 3, 2004, including any amendment or report filed for the purpose of updating such description.

We will provide a copy of these filings at no cost, upon your request by writing or telephoning us at the following address:

Knoll, Inc.

1235 Water Street

East Greenville, PA 18041

(215) 679-7991

Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT

LIABILITIES

Our amended and restated certificate of incorporation provides that we will, and Delaware law permits us to, under certain situations, indemnify any of our directors and officers that are made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of such director or officer, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees, incurred by such person in connection with the proceeding if certain statutory standards are met. Any of these persons is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of us.

We also maintain an insurance policy providing for indemnification of our officers and directors against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. In addition, our employment agreements with our Chief Executive Officer, Andrew B. Cogan, our President and Chief Executive Officer, Knoll North America, Kathleen G. Bradley, and our Chairman, Burton B. Staniar, provide that if during and after the term of such officers’ employment the executive is made a party or compelled to participate in any action by reason of the fact that he or she is or was a director or officer of us, the executive will be indemnified by us to the fullest extent permitted by the Delaware General Corporation Law or authorized by our amended and restated certificate of incorporation or bylaws or resolutions of our board of directors.

We have also entered into indemnification agreements with our directors and certain of our officers. The indemnification agreements require us to indemnify, defend and hold harmless the indemnitees to the fullest extent permitted or required by the laws of the State of Delaware. The indemnification agreements also provide that the indemnitee shall have the right to advancement from us, prior to the final disposition of any indemnifiable claim, of any and all actual and reasonable expenses relating to any indemnifiable claim paid or incurred by the indemnitee. For the duration of an indemnitee’s service as our director and/or officer and for a reasonable period of time thereafter, which period may be determined by us in our sole discretion, we must use commercially reasonable efforts to cause to be maintained in effect policies of directors’ and officers’ liability insurance providing coverage for our directors and/or officers that is substantially comparable in scope and amount to that provided by our current policies of directors’ and officers’ liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an estimate (except in the case of the registration fee) of the costs and expenses, other than the underwriting discounts and commissions, to be incurred in connection with the issuance and distribution of the common stock being registered. All costs and expenses set forth below shall be borne by us.

Item	Amount to be Paid
SEC registration fee	$27,413.40
Legal fees and expenses*	$50,000.00
Accounting fees and expenses*	$45,000.00
Printing expenses*	$7,500.00
Miscellaneous*	$2,500.00

Total	$132,413.40

*Estimated and subject to future contingencies.

Item 15. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that we will, and Delaware law permits us to, under certain situations, indemnify any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorney’s fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any of these persons is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of us. Reference is made to Section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation.

We maintain an insurance policy providing for indemnification of our officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. In addition, our employment agreements with Mr. Cogan, Ms. Bradley and Mr. Staniar provide that if during and after the term of such officers’ employment the executive is made a party or compelled to participate in any action by reason of the fact that he is or was a director or officer of us, the executive will be indemnified by us to the fullest extent permitted by the Delaware General Corporation Law or authorized by our amended and restated certificate of incorporation or bylaws or resolutions of our board of directors.

We have also entered into indemnification agreements with our directors and certain of our officers. The indemnification agreements require us to indemnify, defend and hold harmless the indemnitees to the fullest extent permitted or required by the laws of the State of Delaware. The indemnification agreements also provide that the indemnitee shall have the right to advancement from us, prior to the final disposition of any indemnifiable claim, of any and all actual and reasonable expenses relating to any indemnifiable claim paid or incurred by the indemnitee. For the duration of an indemnitee’s service as our director and/or officer and for a reasonable period of time thereafter, which period may be determined by us in our sole discretion, we must use commercially reasonable efforts to cause to be maintained in effect policies of directors’ and officers’ liability insurance providing coverage for our directors and/or officers that is substantially comparable in scope and amount to that provided by our current policies of directors’ and officers’ liability insurance. In no event will we be required to expend more than 2.0 times the premium amount for such insurance in effect at the closing of our 2004 public offering in seeking to maintain directors’ and officers’ insurance.

Item 16. Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1(a)	Amended and Restated Certificate of Incorporation of Knoll, Inc.

4.2(a)	Amended and Restated By-Laws of Knoll, Inc.

4.3(a)	Form of Stock Certificate.

5.1	Opinion of Willkie Farr & Gallagher LLP.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Willkie Farr & Gallagher LLP (included in opinion referenced in 5.1 above).

24.1	Power of Attorney (included on signature page hereto).

(a)	Incorporated by reference to Knoll, Inc.’s Registration Statement on Form S-1 (File No. 333-118901), which was declared effective by the Commission on December 13, 2004.

*	To be filed by amendment or incorporated by reference in connection with the offering of any securities as appropriate.

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), 424(b)(5), or 424(b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), 415(a)(1)(vii), or 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of the securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the annual reports of Knoll, Inc. pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement, if any, shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, directors, officers and controlling persons of the Registrant pursuant to the provision described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on the 3rd day of January, 2006.

Knoll, Inc.

By:	/s/ Andrew B. Cogan
Andrew B. Cogan Chief Executive Officer

Power of Attorney

Each person whose signature appears below constitutes and appoints and hereby authorizes each of Andrew B. Cogan, Kathleen G. Bradley and Barry L. McCabe such person’s true and lawful attorney-in-fact, with full power of substitution or resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Burton B. Staniar Burton B. Staniar	Chairman of the Board of Directors	January 3, 2006

/s/ Andrew B. Cogan Andrew B. Cogan	Chief Executive Officer, Knoll, Inc. and Director (Principal Executive Officer)	January 3, 2006

/s/ Kathleen G. Bradley Kathleen G. Bradley	President and Chief Executive Officer, Knoll North America and Director	January 3, 2006

/s/ Barry L. McCabe Barry L. McCabe	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 3, 2006

/s/ Jeffrey A. Harris Jeffrey A. Harris	Director	January 3, 2006

/s/ Sidney Lapidus Sidney Lapidus	Director	January 3, 2006

/s/ Kewsong Lee Kewsong Lee	Director	January 3, 2006

Signature	Title	Date

/s/ Kevin Kruse Kevin Kruse	Director	January 3, 2006

/s/ John F. Maypole John F. Maypole	Director	January 3, 2006

/s/ Anthony P. Terracciano Anthony P. Terracciano	Director	January 3, 2006

/s/ Stephen F. Fisher Stephen F. Fisher	Director	January 3, 2006

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1(a)	Amended and Restated Certificate of Incorporation of Knoll, Inc.

4.2(a)	Amended and Restated By-Laws of Knoll, Inc.

4.3(a)	Form of Stock Certificate.

5.1	Opinion of Willkie Farr & Gallagher LLP.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Willkie Farr & Gallagher LLP (included in opinion referenced in 5.1 above).

24.1	Power of Attorney (included on signature page hereto).

(a)	Incorporated by reference to Knoll, Inc.’s Registration Statement on Form S-1 (File No. 333-118901), which was declared effective by the Commission on December 13, 2004.

*	To be filed by amendment or incorporated by reference in connection with the offering of any securities as appropriate.